February 7, 2011	TSX: GPR
For Immediate Release	NYSE Amex: GPL

NEWS RELEASE

GREAT PANTHER SILVER SECURES US LISTING ON NYSE AMEX

GREAT PANTHER SILVER LIMITED (TSX: GPR; NYSE Amex: GPL; the “Company”) is pleased to announce that its common shares have been authorized for listing on the NYSE Amex stock exchange in the United States. The Company expects the shares to begin trading on or about February 8, 2011 under the trading symbol "GPL". The Company will retain its listing on the Toronto Stock Exchange (TSX) in Canada under the trading symbol "GPR".

“With a significant number of US shareholders already in place, the increased exposure anticipated from Great Panther’s NYSE Amex listing will further expand the Company’s shareholder base and provide US investors, in particular, many of whom have a serious interest in the ownership of silver and silver equities, with a simpler opportunity to trade the common shares of a solid company with strong leverage to silver prices”, said Executive Chairman, Kaare Foy.

“We welcome Great Panther Silver to NYSE Amex,” said John Casale, Vice President – NYSE Euronext, “and expect that this listing will benefit the Company by providing greater access to institutional and retail investors.”

Robert Archer, President and CEO, commented today: “Great Panther’s listing on the NYSE Amex is both a milestone and a logical step in the successful development of the Company. It is also a testament to the talent and dedication of our entire team and something that they should all be proud of. As Great Panther continues to expand its production and resources through mine development, new discoveries and acquisitions, we anticipate that the new listing will facilitate greater trading volumes, visibility and market recognition.”

Great Panther Silver Limited is a profitable and rapidly growing primary silver producer operating two 100%-owned mines in Mexico. Its flagship operation, the Guanajuato Mine Complex, forms part of the Guanajuato mining district, historically, the second largest silver producing region in Mexico, having produced more than one billion ounces of silver since the year 1600. Great Panther generates approximately 70% of its revenue from silver and 23% from gold, making it very much a precious metals company. A small amount of lead-zinc is also produced as a by-product at the Company’s Topia Mine in Durango State.

For further information, please visit the Company’s website at www.greatpanther.com, contact BD Capital at telephone 604 685 6465, call the Company toll free at 1-888-355-1766, or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.